UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  LODGIAN, INC.
                     ---------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                          -----------------------------
                         (Title of Class of Securities)

                                   54021P106
                              ---------------------
                                 (Cusip Number)

                                 Jeffery J. Neal
                           5575 DTC Parkway, Suite 355
                            Englewood, Colorado 80111
                                  303-889-0077
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 11, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 54021P106                    13D                  Page 2 of 5 pages

-------------------------------------------------------------------------------
1.     Name of reporting person
       S.S. or I.R.S. identification no. of above persons

       Jeffery J. Neal
-------------------------------------------------------------------------------
2.     Check the appropriate box if a member of a group*
                                                                        (a) [ ]
                                                                        (b) [X]
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3.     SEC use only

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4.     Source of Funds*
       OO

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5.     Check box if disclosure of legal proceedings is required pursuant to
       Items 2(d) or 2(e) [ ]


-------------------------------------------------------------------------------
6.     Citizenship or place of organization
       U.S.A.
-------------------------------------------------------------------------------
                        7.     Sole voting power
                               724,597
       Number of
       Shares           -------------------------------------------------------
       Beneficially     8.     Shared voting power
       Owned By                1,795,505
       Each             -------------------------------------------------------
       Reporting        9.     Sole dispositive power
       Person                  724,597
       With
                        -------------------------------------------------------
                        10.    Shared dispositive power
                               1,795,505
-------------------------------------------------------------------------------
11.    Aggregate amount beneficially owned by each reporting person
       2,520,102
-------------------------------------------------------------------------------
12.    Check box if the aggregate amount in row (11) excludes certain shares
       [ ]
-------------------------------------------------------------------------------
13.    Percent of class represented by amount in row 11
       9.5%
-------------------------------------------------------------------------------
14.    Type of reporting person
       IN
-------------------------------------------------------------------------------

CUSIP No. 54021P106                    13D                  Page 3 of 5 pages

This Schedule 13D is filed on behalf of Jeffery J. Neal.

Item 1.           Security and Issuer

         This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Shares"), of Lodgian, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is Two Live Oak Center, 3445 Peachtree Road, N.E., Suite 700, Atlanta, Georgia 30326.

Item 2.           Identity and Background

         (a)      This statement is being filed by Jeffery J. Neal

         (b) The address of the principal business office of Jeffery J. Neal is 5575 DTC Parkway, Suite 355, Englewood, Colorado 80111

         (c)      Jeffery J. Neal is a citizen of the United States of America.

         (d) The principal occupation of Jeffery J. Neal is the manager of a venture capital firm and a private equity investor.

         (e) During the past five years, Mr. Neal has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration:

         On December 11, 1998, Impac Hotel Group, L.L.C. ("Impac") and Servico, Inc. consummated the closing of a merger agreement pursuant to which Lodgian, Inc. was formed. As partial consideration with respect to this transaction, Jeffery J. Neal exchanged 20,678.33 Impac membership units for 14,310 Shares, 3,510 shares of Memphis Lodging Associates, Inc. for 3,733 Shares, 64.6 shares of Hazard Lodging Associates, Inc. for 2,491 Shares, 4.22 shares of Delk Lodging Associates, Inc. for 2,144 Shares, 2.53 shares of P-Burg Lodging Associates, Inc. for 3,708 Shares and 3,500 shares of Servico, Inc. for 3,500 Shares. Mr. Neal is the sole manager of ProTrust Properties, LLC, a Kentucky limited liability company, which is the general partner of ProTrust Properties I, Ltd. and ProTrust Properties III, Ltd. As the sole manager of ProTrust Properties, LLC, Mr. Neal may be attributed beneficial ownership of 359,462 Shares received in partial consideration for 519,402.70 Impac units held by ProTrust Properties I, Ltd. and may be attributed beneficial ownership of 335,246 Shares received in partial consideration for 484,411.25 Impac units held by ProTrust Properties III, Ltd. Mr. Neal is a member and manager of ProTrust Holdings, LLC, a Kentucky limited liability company, which is the general partner of ProTrust Properties IV, Ltd., a Kentucky limited partnership. As a member and manager of ProTrust Holdings, LLC, Mr. Neal may be attributed beneficial ownership of 276,583 Shares received in partial consideration for 399,646.69 Impac units held by ProTrust Properties IV, Ltd. Mr. Neal is a member and manager of ProTrust Holdings II, LLC, a Kentucky limited liability company, which is the general partner of ProTrust Properties V, Ltd. As a member and manager of ProTrust Holdings II, LLC, Mr. Neal may be attributed beneficial ownership of 966,860 Shares received in partial consideration for 1,397,055.95 Impac units held by ProTrust Properties V, Ltd. As a member and manager of Hotel Investors, LLC, an Indiana limited liability company, which is the general partner of Hotel Investors, L.P., an Indiana limited partnership, Mr. Neal may be attributed beneficial ownership of 407,973 Shares received in partial consideration for 589,497.86 Impac units held by Hotel Investors, L.P. As a member and manager of ProTrust Equity Partners, LLC, an Indiana limited liability company, which is the general partner of ProTrust Equity Growth Fund I, L.P., Mr. Neal may be attributed beneficial ownership of 144,087 Shares received in partial consideration for 208,198.57 Impac units held by ProTrust Equity Growth Fund I, L.P. Mr. Neal disclaims beneficial ownership of the Shares held by ProTrust Properties I, Ltd., ProTrust Properties III, Ltd., ProTrust Properties IV, Ltd., ProTrust Properties V, Ltd., Hotel Investors, L.P., and ProTrust Equity Growth Fund I, L.P. beyond his ownership in ProTrust Properties, LLC, ProTrust Holdings, LLC, ProTrust Holdings II, LLC, Hotel Investors, LLC and ProTrust Equity Partners, LLC.

         No part of the consideration for the Shares received pursuant to the merger was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

CUSIP No. 54021P106                    13D                  Page 4 of 5 pages

ITEM 4.           Purpose of the Transaction:

         Jeffery J. Neal acquired the Issuer's securities in connection with the merger and for investment purposes. Mr. Neal does not intend to seek control of the Issuer and does not have any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to any of those enumerated above.

         Mr. Neal and those entities holding Shares which are controlled solely or partially by Mr. Neal reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans, or proposals regarding the Issuer or any of its securities to the extent deemed advisable in light of their general activities, policies, market conditions and other factors.

CUSIP No. 54201P106                    13D                  Page 5 of 5 pages

ITEM 5.           Interest in the Securities of the Issuer

         (a) As of December 11, 1998, Jeffery J. Neal may be deemed to be the owner of 2,520,102 Shares (approximately 9.5%). This number includes (A) 359,462 Shares held by ProTrust Properties I, Ltd., a venture capital limited partnership, of which Mr. Neal is the sole manager of ProTrust Properties, LLC, the general partner of ProTrust Properties I, Ltd.; (B) 335,246 Shares held by ProTrust Properties III, Ltd., a venture capital limited partnership, of which Mr. Neal is the sole manager of ProTrust Properties, LLC, the general partner of ProTrust Properties III, Ltd., (C) 276,583 Shares held by ProTrust Properties IV, Ltd., a venture capital limited partnership, of which Mr. Neal is one of the members and managers of ProTrust Holdings, LLC, the general partner of ProTrust Properties IV, Ltd.; (D) 966,860 Shares held by ProTrust Properties V, Ltd., a venture capital limited partnership, of which Mr. Neal is one of the members and managers of ProTrust Holdings II, LLC, the general partner of ProTrust Properties V, Ltd.; (E) 407,973 Shares held by Hotel Investors, L.P., a venture capital limited partnership, of which Mr. Neal is one of the members and managers of Hotel Investors, LLC, the general partner of Hotel Investors, L.P.; and (F) 144,087 Shares held by ProTrust Equity Growth Fund I, L.P., a venture capital limited partnership, of which Mr. Neal is one of the members and managers of ProTrust Equity Partners, LLC, the general partner of ProTrust Equity Growth Fund I, L.P.

         Mr. Neal expressly disclaims beneficial ownership of any Shares held by ProTrust Properties I, ltd., ProTrust Properties III, Ltd., ProTrust Properties IV, Ltd., ProTrust Properties V, Ltd., Hotel Investors, L.P., and ProTrust Equity Growth Fund I, L.P. beyond his ownership in ProTrust Properties, LLC, ProTrust Holdings, LLC, ProTrust Holdings II, LLC, Hotel Investors, LLC and ProTrust Equity Partners, LLC.

         (b)      Number of Shares as to which such person has

                  (i)      Sole power to vote or direct the vote:
                           724,597

                  (ii)     Shared power to vote or direct the vote:
                           1,795,505

                  (iii)    Sole power to dispose or direct the disposition
                           724,597

                  (iv)     Shared power to dispose or direct the disposition
                           1,795,505

         (c) Except as set forth above, Mr. Neal has not effected any transaction in the Shares during the last 60 days.

         (d) With respect to the Shares set forth above, John M. Lang, who may be deemed to be the owner of five percent (5%) or more of the Issuer's Shares, is a member and manager of ProTrust Holdings, LLC, ProTrust Holdings II, LLC, Hotel Investors, LLC and ProTrust Equity Partners, LLC. As a result of his position as a member and manager of the foregoing, Mr. Lang may be deemed to be the beneficial owner of the Shares held by ProTrust Properties IV, Ltd., ProTrust Properties V, Ltd., Hotel Investors, L.P., and ProTrust Equity Growth Fund I, L.P. In addition to the foregoing, there is one additional member and manager of ProTrust Equity Partners, LLC, who may be deemed to be the beneficial owner of the Shares held by ProTrust Equity Growth Fund I, L.P.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

ITEM 7.           Material; to be Filed as Exhibits

         None


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      /s/ Jeffery J. Neal
December 21, 1998                                    -----------------------
                                                          Jeffery J. Neal